Exhibit 99.1

MRMP-Managers LLC
151 Terrapin Point
Vero Beach, Florida 32963

(772) 448-3877

April 3, 2025

To Our Fellow Stockholders of Barnwell Industries:

On March 14, 2025, I, as the largest shareholder in BRN, commenced a consent solicitation effort to replace Barnwell’s entire board with five highly qualified nominees who possess the diverse expertise necessary to reverse Barnwell’s decades long decline in market value.

Let’s be clear—this is about performance. Barnwell’s track record speaks for itself.

As an approximate 30% shareholder, I believe decisive and responsible action is required to prevent further destruction of shareholder value. Under current leadership, Barnwell has continued to drain shareholder resources through excessive executive compensation, unjustifiable legal fees aimed at entrenching management and the board, and speculative investments made without appropriate due diligence. Since the BLUE consent cards began reaching shareholders, we’ve seen significant support from fellow investors who are ready for change.

To begin turning around our investment and unlocking future share price growth, we need support from holders of at least 50% of outstanding shares. Your voice is critical. To help bring about the necessary change, please respond to the consent solicitation either by voting electronically via the proxy vote web site noted on your BLUE consent card or mailing back a properly completed BLUE consent card before the May 13th deadline.

In the Company’s most recent filing, the “Executive Committee” of Kinzler, Grossman and Horowitz make a series of blatantly false and misleading statements, including, among other things, referring to operating distributions and cashflow that are not substantiated by any charts that tie to BRN’s official SEC financial reports. The following table excerpts key statistics based on BRN’s actual reported results for the 8 years since Alex Kinzler was promoted to CEO in December 2016.

BRN Summary Record

FY 2017 – FY 2024

($000)

Beginning Cash - Sept 2016	15,931
Land sales cash provided	23,970
Water Division cash provided	1,852
Cash raised from working capital	469
Total 8-Year cash generated:	42,222
Cash raised from ATM share sales	5,535
Less dividends to shareholders	(748)
Total Cash Generated	47,009
Aggregate Cash used for Overhead Costs, Acquisitions and Oil & Gas	42,504
Ending Cash - Sept 2024	4,505 *

*Net Funds Raised from ATM share sells less Dividends	4,784
Cash generated over the 8 years exclusive of Equity ATM	(282)

Source: Company 10-K and 10-Q filings with the SEC.

The above table clearly shows that BRN management during Kinzler’s CEO stewardship utilized the entire $15.9 million cash balance as of September 2016, plus the entire $23.97 million windfall from its Hawaii land sales (largely spurred by Covid), primarily in non-productive ways leaving BRN shareholders with essentially a Calgary oil and gas operation clearly worth far less than the $47 million of the cash that the company had generated to invest during the Kinzler tenure. Bringing the cash table forward to December 2024, BRN cash balances have declined to $1.96 million! Further, we have repeatedly highlighted our understanding that Alex Kinzler forced through a decision to make a $5.3 million plus Texas oil and gas partnership investment with virtually no due diligence. This investment has recently been written down by $2.3 million during the past two quarters alone!

In summary, in the eight years under Kinzler’s control, BRN has seen approximately $4.70 per share in available cash flow, inclusive of extraordinary windfalls like the Hawaiian land sales during COVID, dwindle to just $0.07 per share paid out in dividends and BRN shares now trading at only $1.70 per share, representing a market value of merely $17 million.

Despite previously entering into a four-year cooperation and support agreement with the current Board and management, the results have been disastrous. We have waited, we have trusted, and have continued to observe the Board and management destroy value. It’s time for REAL change. This is why we firmly believed a complete overhaul of the Board was necessary. Securing one or two board representatives over the last several years through cooperation and support agreements has not been enough to stop Kinzler and Grossman (and now Horowitz) from their campaign of destroying shareholder value.

Notwithstanding BRN’s false statements to the contrary, I am not trying to take control of BRN. As the largest shareholder, and effectively a representative of the broader base of long suffering BRN and non-Kinzler related shareholders, I concluded that we could no longer afford to wait for the annual proxy meeting to stop the precipitous cash drain. In fact, it is the Kinzler/Grossman/Horowitz Directors who are attempting to maintain control (with total holdings of approximately 15%) without providing any distributions or return on investment – but rather to ENTRENCH THEMSELVES wasting BRN’s limited resources via their legal maneuvers! This urgent situation compelled the launch of an immediate consent solicitation – in an attempt to prevent jeopardizing the company’s future. We believe our efforts are a necessary step to protect shareholder value and ensure we restore long-term stability at BRN. To further prove my point of the urgency, unbeknownst to shareholders, Kinzler, Grossman and Horowitz have authorized the use of more shareholder funds to file an action in Delaware against us in an effort to attempt to keep us from filing an opposing proxy slate, if necessary. This action was filed by the fourth and fifth law firms retained by BRN, on your dime, since January in this matter.

Kinzler/Grossman/Horowitz have already done significant damage to BRN and I believe positive action on the consent solicitation is our last hope of stopping BRN’s decline before it may be too late.

If our consent solicitation is successful, we are ready to implement a focused and actionable turnaround plan to restore value and accountability at Barnwell:

1.	Board Renewal with Proven Leadership

We have assembled an exceptional slate of independent Board nominees—with over 172 years of combined experience—who bring deep expertise in operations, finance, and governance. Apart from myself, all nominees are fully independent of the Sherwood Group and committed to acting in the best interests of all shareholders.

2.	Overhead Reduction and Operational Consolidation

Our first step includes dramatically reducing BRN’s overhead costs by completely closing the Hawaiian offices and consolidating operations in Calgary. While we intend to retain the Company’s partnership interest in the Hawaiian land assets, we see no justification for maintaining a physical presence there.

3.	Legal and Administrative Efficiency

We will significantly reduce legal expenses, which have been used to entrench current leadership, and streamline administrative functions by eliminating duplicative staffing and systems. These actions will improve operational efficiency and reduce unnecessary spending.

4.	Sharpened Focus on Value Creation

Every action we take will be centered around restoring and growing shareholder value—through disciplined cost control, transparent oversight, and a commitment to strategic, well-vetted investments.

5.	Strategic Use of Tax Assets and Acquisition Strategy

We will initiate a targeted search for a profitable U.S. tax-paying acquisition candidate that could benefit from BRN’s $49 million tax loss carryforward. In essence, we envision repositioning Barnwell as a pseudo-SPAC—leveraging its valuable tax assets and pairing them with a high-performing, independent board whose diverse skill sets make BRN an attractive platform for the right acquisition.

Of course, BRN also currently has a Calgary based oil and gas operation, which we will attempt to run in a lean and wise manner. Besides reducing production costs, which remain way too high under BRN’s current management team, we will also look for attractive opportunities to invest in our oil and gas assets. We have included Heather Isidoro and Jim Cornell on our Board slates since they both have decades of natural resources experience — and in Heather’s case, she has direct knowledge of the Twinning field, which is BRN’s largest Calgary area investment. We believe our stewardship of BRN’s oil and gas assets will be a marked improvement from the Kinzler/Grossman/Horowitz reign. Further, unlike the current BRN Board of Kinzler/Grossman/Horowitz, our Board nominees have had successful business careers and, if required, could raise significant new equity capital for the company.

Our Board has superior business skills and experience, and affords all shareholders the best team to restore BRN. Given BRN’s current management continued entrenchment actions, we feel it has become URGENT to succeed in the consent solicitation in order to preserve BRN’s dwindling cash reserves.

We urge all shareholders to approve and submit the BLUE consent card by mail or electronically as soon as possible so that we can begin our BRN turnaround efforts to benefit all shareholders.

If you have any questions or require any assistance in executing your consent, please contact:

Alliance Advisors

200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003

Shareholders call toll-free: 1 (833) 215-7301

Email: brn2025@allianceadvisors.com

Your participation is critical in this process, and we appreciate your support.

Additional Information

Ned L. Sherwood, MRMP-Managers LLC, Ned L. Sherwood Revocable Trust, James C. Cornell, Heather Isidoro, Stuart I. Oran, and Gregory W. Sullivan (collectively, the “Participants”) have filed a definitive consent statement and accompanying form of consent card with the SEC to be used in connection with the solicitation of consents from the stockholders of Barnwell Industries, Inc. (the “Company”). All stockholders of the Company are advised to read the definitive consent statement and other documents related to the solicitation of consents by the Participants because they contain important information, including additional information related to the Participants. The definitive consent statement and an accompanying BLUE consent card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC’s website at http://www.sec.gov/ and from the Participants’ consent solicitor, Alliance Advisors, by requesting a copy via email to brn2025@allianceadvisors.com. Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive consent statement on Schedule 14A, filed by the Participants with the SEC on March 14, 2025. This document is available free of charge from the sources indicated above.

Thank you for your support,

Ned L. Sherwood

4